NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 4, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Bear, Stearns & Co, Inc.
Principal Protected Notes Linked to the
Price Performance of the Nasdaq-100 Index
Due December 22, 2009, maturing December 22,
2009 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on December 22, 2009.

The security was suspended by the
Exchange on December 22, 2009.